Mail Stop 3561
      July 28, 2005

James J. Bender
General Counsel
Williams Partners L.P.
One Williams Center
Tulsa, Oklahoma 74172-0172

      Re:	Williams Partners L.P.
		Amendment No. 2 to Registration Statement on Form S-1
      Filed July 18, 2005
		File No. 333-124517

Dear Mr. Bender:

	We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Williams Partners L.P. Minimum Estimated Adjusted EBITDA Excluding Investment in Discovery, page 37
1. In footnote (a), please also disclose pro forma Adjusted EBITDA for the year ended December 31, 2003.
2. In footnotes (c), (e), (f)(3), (f)(4), and (g) you disclose that
Williams has agreed to reimburse you for certain capital expenditures as part of the omnibus agreement. Please disclose in further detail the reimbursement terms of this agreement and whether these reimbursements, including reimbursements of Discovery cash calls, will continue indefinitely or only for a stated period of time. Please clarify whether Williams will reimburse you for all planned expansion capital expenditures and Discovery cash calls going forward or if the omnibus agreement only covers the planned expenditures indicated in footnote (g), such as your $27.8 million share of the potential pipeline lateral expansion project. If Williams will not reimburse you for future Discovery cash calls and capital expenditures, outside of the known amounts, please disclose how you intend to fund these expenditures going forward. Please also revise footnote (g) to clarify which of the listed expenditures are considered part of the $12.5 million of environmental and related liabilities that will be reimbursed by Williams.
3. Please disclose in footnote (f) that Discovery`s estimated available cash assumes general cash reserves have not been established by Discovery`s management committee.
4. Please revise footnote (f)(1) to explain in further detail why you expect Discovery`s Estimated Adjusted EBITDA to increase by $3.3 million. While you describe the anticipated revenue changes in this footnote, you do not provide explanations for other components impacting EBITDA. Since we assume that there will be increases in your expenses that will offset your revenue increases to some extent, please explain in sufficient detail the expected changes in your expenses and how all variables considered will result in a $3.3 million EBITDA increase. Clarify why you believe the EBITDA increase will be achieved despite your expectation of significant declines in average gross processing margins at Discovery`s Larose gas processing plant. Please also explain what the market expansion project represents. Disclose the amount of additional EBITDA you expect this project will provide going forward and describe the underlying reasons for your assumptions.
5. In footnote (f)(5) you disclose that your pipeline lateral expansion project will continue through 2008 but are silent about other projects that might begin beyond the twelve months ended June
30, 2006. Although, the disclosure is intended to demonstrate that your operations over the next twelve month period will be sufficient to pay distributions, we believe that you should disclose whether you or Discovery have other planned capital projects that will begin after the twelve months ended June 30, 2006 if these are currently known. Therefore, please disclose the terms of any currently planned projects beyond the twelve month period ending June 20, 2006, including expected costs and funding sources.
6. You disclose in footnote (f)(5) that Discovery will make a distribution to its members, excluding the partnership, prior to closing of the offering. Please disclose the amount and the amount as a percentage of cash on hand of this distribution. We believe that you should also include a discussion of the reasons for this contemplated distribution given no such history of having paid any distributions in the past. Also address the impact that this distribution will have on your capital contribution to Discovery and
Discovery`s cash reserves. You should revise your table to include the amount of this distribution as a reduction of available cash in
Discovery`s estimated cash available to pay distributions to members table or tell us why a revision is unnecessary. Please also clarify why the $2.7 million of maintenance capital expenditures is included in the table as a reduction to available cash in the maintenance capital expenditures line item as well as an addition to estimated cash in line item (5) of the table. It appears that it should only be reflected as a cash outflow.
7. Please revise footnote (h) to provide the following disclosures:
* Describe in detail how the cash benefit from the natural gas purchase contract was calculated. To the extent the amount of the expected cash benefit is based upon assumptions regarding underlying prices of natural gas and volumes purchased, you should disclose these assumptions.
* Disclose how you account for the contract, including whether it is a derivative which you will mark-to-market at each reporting date.
* Clearly disclose that there is no guarantee the contract will be renewed when it expires in 2007. If true, also indicate that you, as opposed to Williams, will pay the upfront cost of the contract if it is renewed upon expiration.
* After the sentence beginning "Our fuel expense will not...," consider adding the words "due to the non-cash amortization of this prepaid contract to operating and maintenance expense."
Please similarly revise footnote (h) of the historical pro forma table on page 42.

Pro Forma Cash Available to Pay Distributions for the Year Ended December 31, 2004 and the Twelve-Month Period Ended March 31, 2005,
page 41
8. Please revise footnote (d) on page 42 to disclose the interest rates on your debt. Please use current interest rates rather than interest rates prevailing during the period covered by the pro forma information. If current interest rates have been reflected in the table, please revise to clearly disclose.
9. Please revise footnote (f)(4) to clearly indicate that these contributions are assumed contributions.

Unaudited Williams Partners L.P. Pro Forma Financial Statements

Unaudited Pro Forma Statement of Operations, page F-4
10. We have reviewed your response to comment 7 in our letter dated
July 8, 2005 and note that you have allocated your GAAP earnings equally to the common and subordinated units. Please disclose in
Note 3 how the equal allocation of GAAP earnings is consistent with the terms of your partnership agreement. If the allocation is not consistent with your partnership agreement or the terms of your agreement are silent, please tell us why your GAAP earnings should be equally allocated to the common and subordinated units.

Exhibit 5.1
11. Item 601(b)(5) of Regulation S-K requires an opinion of counsel that the securities you are offering will "be legally issued, fully paid and non-assessable[.]" We note that your counsel qualifies the opinion by references to your amended and restated limited partnership agreement and Delaware Revised Uniform Limited Partnership Act. Please tell us in reasonable detail why this qualification is appropriate. Also, it appears that your Form S-1 does not address clearly and fully these limitations to the common units you are issuing. Therefore, please revise your registration statement to include, in one appropriate place and in reasonable detail, disclosure on how your partnership agreement affects the consideration required for the purchase of the common units not to be fully paid and also disclosure on the possibility of assessment of the common units under Delaware partnership law.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Robert V. Jewell, Esq.
	Andrews Kurth LLP
	Fax:  (713) 220-4285
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James J. Bender
Williams Partners L.P.
July 28, 2005
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